



Isaac Resnikoff

Co-Founder/Designer at Project Room

Los Angeles, California

Message   ....

Project Room

 University of California, Los Angeles

 See contact info

 67 connections

Experience

Co-Founder/Designer
Project Room
Jan 2014 – Present · 4 yrs 8 mos
Los Angeles, California

Education

 **University of California, Los Angeles**
Master of Fine Arts - MFA, Sculpture
2007 – 2009

 **The Cooper Union for the Advancement of Science and Art**
Bachelor of Fine Arts - BFA, Sculpture
2002 – 2002

Skills & Endorsements

Furniture

Lighting

Interior Design

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Interests

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